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                              May 7, 2021

       Robert W. Eifler
       President and Chief Executive Officer
       Noble Corporation
       13135 Dairy Ashford, Suite 800
       Sugar Land, Texas 77478

                                                        Re: Noble Corporation
                                                            Registration
Statement on Form S-1
                                                            Filed April 21,
2021
                                                            File No. 333-255406

       Dear Mr. Eifler:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       General

   1. We note your disclosure that selling shareholders will determine at what price they may sell the ordinary
shares offered by this prospectus, and such sales may be made at fixed prices, at prevailing
market prices at the time of the sale, at prices related to prevailing market prices or at
negotiated prices. We further note your disclosure that there is currently no public
trading market for your ordinary shares, but that you intend to apply for a listing of the
ordinary shares on a national securities exchange. Accordingly, please revise your prospectus
cover page, and elsewhere as appropriate, to disclose an initial fixed price or bona
fide price range at which the shares of your common stock will be sold until such shares are
listed on a national securities exchange or quoted on a trading market such as the OTC
Bulletin Board, OTCQX or OTCQB, at which time they may be sold at
 Robert W. Eifler
Noble Corporation
May 7, 2021
Page 2
      prevailing market prices or in privately negotiated transactions or update with the listing approval. Refer to Item 501(b)(3) of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or Loan
Lauren Nguyen, Legal Branch Chief, at 202-551-3642 with any other questions.



                                                            Sincerely,
FirstName LastNameRobert W. Eifler
                                                            Division of
Corporation Finance
Comapany NameNoble Corporation
                                                            Office of Energy &
Transportation
May 7, 2021 Page 2
cc:       Clinton W. Rancher, Esq.
FirstName LastName